Subsidiaries of Cal-Maine Foods, Inc	Exhibit 21

		Percentage of Outstanding Stock
	Place of Incorporation	or Ownership Interest Held
Name of Subsidiary	or Organization	by Registrant

Cal-Maine Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
Cal-Maine Partnership, Ltd.	Texas	(1)
CMF of Kansas, LLC	Delaware	(2)
Hillandale, LLC.	Florida	64%
American Egg Products, Inc.	Georgia	(3)
Texas Egg Products, LLC	Texas	37%
Benton County Foods, LLC	Arkansas	90%
South Texas Protein, LLC	Texas	21.5%
Texas Egg, LLC	Texas	43%

(1)	Limited partnership in which Cal-Maine Foods, Inc. has a 1% General Partner interest and Cal-Maine Farms, Inc. has a 99% Limited Partner interest.

(2)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.

(3)	Cal-Maine Foods, Inc. 44% and Hillandale, LLC. 27%

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